IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Supplement dated May 21, 2009 to the

Statement of Additional Information dated April 30, 2009

The following disclosure replaces the corresponding paragraph in the section titled <u>Non-fundamental Investment Restrictions</u>:

4. Investment in debt securities:

Each of Ivy Funds VIP Balanced, Ivy Funds VIP Growth, Ivy Funds VIP Core Equity, Ivy Funds VIP International Growth, Ivy Funds VIP Small Cap Growth and Ivy Funds VIP Value does not currently intend to invest in non-investment grade debt securities if, as a result of such investment, more than 5% of its total assets would consist of such investments. Ivy Funds VIP Asset Strategy may not invest more than 35% of its total assets in non-investment grade debt securities. Each of Ivy Funds VIP Bond and Ivy Funds VIP Science and Technology may not invest more than 20% of its total assets in non-investment grade debt securities.

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Supplement dated May 26, 2009
to the
Statement of Additional Information dated April 30, 2009
and as supplemented May 21, 2009

At a meeting held on May 20, 2009, the Board of Trustees of Ivy Funds Variable Insurance Portfolios unanimously approved the termination of the Investment Sub-Advisory Agreement between Waddell & Reed Investment Management Company (WRIMCO) and Templeton Investment Counsel, LLC (Templeton) dated August 20, 2003, relating to Ivy Funds VIP International Value (Fund). As a result, effective May 27, 2009, WRIMCO, the Fund's investment adviser, assumes direct investment management responsibilities of the Fund's portfolio. All references to Templeton where it appears in the Statement of Additional Information with respect to Ivy Funds VIP International Value are deleted.

The following disclosure supplements the corresponding sections in the section entitled "Portfolio Managers:"

Portfolio Managers employed by WRIMCO

The following tables provide information relating to the portfolio managers of the Portfolios as of December 31, 2008:

John Maxwell -- Ivy Funds VIP International Value

	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
Number of Accounts Managed	1	0	7
Number of Accounts Managed with Performance-Based Advisory Fees	0	0	0
Assets Managed (in millions)	$251	$0	$0.31
Assets Managed with Performance-Based Advisory Fees (in millions)	$0	$0	$0

Ownership of Securities
As of December 31, 2008, the dollar range of shares beneficially owned by the portfolio managers was:

Manager	Portfolio Managed in Ivy Funds Variable Insurance Portfolios	Dollar Range of Shares Owned* in Portfolio Managed	Dollar Range of Shares Owned in Funds in Fund Complex
John Maxwell	Ivy Funds VIP International Value	$0	$100,001 to $500,000

A portion of each portfolio manager's compensation is held in a deferred account, and deemed to be invested in funds within the Fund Complex. As of December 31, 2008, the dollar range of shares of the Portfolios deemed owned by the portfolio managers was:

Manager	Portfolio Managed in the Ivy Funds Variable Insurance Portfolios	Dollar Range of Shares Deemed Owned* in Portfolio or Style Managed[1]	Dollar Range of Shares Deemed Owned in Funds in Fund Complex
John Maxwell	Ivy Funds VIP International Value	$50,001 to $100,000	$50,001 to $100,000

*The Portfolios' shares are available for purchase only by Participating Insurance Companies and are indirectly owned by investors in the Policies for which the Portfolios serve as the underlying investment vehicle.

[1] Shares deemed owned in any fund within the Fund Complex which is managed by the Manager.